Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

April 12, 2016

Mr. Jay Williamson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 56 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 56”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Monday, November 23, 2015, with respect to Amendment No. 56. Amendment No. 56 was filed on October 8, 2015, and included disclosure with respect to the SPDR® DoubleLine Short Term Total Return Tactical ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 56.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 56.

Prospectus Comments

1.	Comment: Please remove the following footnote to the Fund’s Fee Table, as such a footnote is not permitted nor required by Form N-1A.

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.

Response: The footnote was originally included in response to a comment provided by a previous reviewer on a prior Trust post-effective amendment. In response to this more recent request, we will consider removing the footnote in an upcoming 485(b) filing.

2.	Comment: While the Fund’s name does not directly use the term “debt securities” or a similar term, the reference to “Short Term” in the name suggests investment in debt securities to many investors. Please provide a Rule 35d-1-compliant policy or explain why no revision is required.

Response: The following non-fundamental policy has been added to the SAI:

The Fund will not, under normal circumstances, invest less than 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed income securities. Prior to any change in this 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.

3.	Comment: We note that the Fund’s investment objective is “to seek to maximize current income with a dollar-weighted average effective duration between one and three years.” Further, we note that “The Fund’s Principal Investment Strategy” section states that the Fund “seeks to maintain an investment portfolio with a weighted average effective duration between one and three years.” Please explain how you consider Rule 35d-1 “Names Rule” Frequently Asked Question 11 referring to “dollar-weighted average maturity.”

Response: The Fund’s name has been changed to the “SPDR DoubleLine Short Duration Total Return Tactical ETF.”

4.	Comment: Please revise the first sentence included in the first paragraph in “The Fund’s Principal Investment Strategy” section to clarify that “net assets” includes borrowing for investment purposes.

Response: The requested change has been made.

5.	Comment: “The Fund’s Principal Investment Strategy” section states that the Fund intends to invest in non-agency commercial mortgage-backed securities, non-agency asset-backed securities, collateralized debt obligations, and collateralized bond obligations. Please note our concerns that these types of investments may not be appropriate investments for exchange traded funds (“ETFs”), as they are typically non-transparent, illiquid, and may present valuation, trading, and settlement issues that are different from the types of securities more commonly seen in ETFs. Please explain why you believe these investments are appropriate for an ETF with a discussion addressing these specific concerns on an investment-type basis.

Response: The Registrant believes such investments are appropriate for the Fund to achieve its investment objective. The Sub-Adviser will consider market liquidity when making investment decisions for the Fund and the Fund will comply with current SEC guidance on illiquid fund holdings as identified in the non-fundamental “Investment Restrictions” section of the statement of additional information. Further, the Sub-Adviser has significant experience investing in these types of fixed income securities. As such, the Sub-Adviser believes it is in a position to select investments that will provide enough information to market participants to allow the Fund to operate as expected. In addition, the Registrant has, and the Fund will have, compliance policies and procedures that are reasonably designed to comply with the federal securities laws, including the exemptive relief that the Fund relies on.

6.	Comment: We note that the Fund will invest in collateralized loan obligations. Please advise on the amount of the Fund’s assets that are expected to be invested in collateralized loan obligations.

Response: The Registrant does not currently anticipate that the Fund will invest more than 20% of its assets in collateralized loan obligations, consistent with the listing requirements described in the Fund’s Rule 19b-4 Application.

7.	Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

8.	Comment: The third paragraph of “The Fund’s Principal Investment Strategies” section states that the Fund may “invest up to 20% of its net assets in the aggregate in non-agency RMBS, CMBS and ABS (which are backed by mortgage loans).” Please explain the basis for this disclosure in light of the apparent illiquidity relating to these investments.

Response: The Sub-Adviser will consider market liquidity when making investment decisions for the Fund. The Fund will invest consistent with the listing requirements described in the Fund’s Rule 19b-4 Application and will comply with current SEC guidance on illiquid fund holdings as identified in the non-fundamental “Investment Restrictions” section of the statement of additional information. In addition, the Registrant has, and the Fund will have, compliance policies and procedures that are reasonably designed to comply with the federal securities laws.

9.	Comment: We note in “The Fund’s Principal Investment Strategy” section that the Sub-Adviser “strives to allocate below investment grade securities broadly by industry and issuer in an attempt to reduce the impact of negative events on an industry or issuer.” Please describe the Sub-Adviser’s strategy for the investment grade section of the portfolio.

Response: The sentence has been revised as follows:

The Sub-Adviser strives to allocate ~~below investment grade~~ securities broadly by industry and issuer in an attempt to reduce the impact of negative events on an industry or issuer.

10.	Comment: We note disclosure in “The Fund’s Principal Investment Strategy” section stating that the duration of the Fund’s portfolio may vary from the target (between 1-3 years) from time to time. Please explain why this would happen and what disclosures would be provided to investors in such an event. In this respect, we note that the Fund’s investment objective references the target duration.

Response: The duration of the Fund’s portfolio may vary from the target from time to time due to changes in interest rates. In the event the duration varies significantly from the target, the Registrant will consider supplementing the registration statement at that time.

11.	Comment: To assist investor understanding, please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from a 1% increase in interest rates.

Response: The following sentence is included in the discussion of “Interest Rate Risk” added to the “Additional Risk Information” section of the Prospectus:

For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

12.	Comment: In “The Fund’s Principal Investment Strategy” section, we note the explanation of the Sub-Adviser’s top-down and bottom-up approaches. However, it still is not entirely clear to us how the Sub-Adviser intends to construct the portfolio and how positions will be created and evaluated over time. Currently, the Prospectus lists various types of securities, but it is not clear how the Sub-Adviser will decide which ones to buy and sell. Please consider expanding the discussion to provide more insight into the Fund’s strategy.

Response: The discussion has not been expanded as the Registrant believes the current disclosure explaining the Sub-Adviser’s top-down and bottom-up approaches describes in general terms how the Fund’s Sub-Adviser decides which securities to buy and sell, consistent with Item 9 of Form N-1A.

13.	Comment: Please revise the “Bank Loan Risk” discussion in the “Principal Risks of Investing in the Fund” section to address settlement delays associated with bank loan trades.

Response: The “Bank Loan Risk” discussion has been replaced with the following discussion:

Bank Loan Risk: The Fund may invest in secured and unsecured participations in bank loans and assignments of such loans. In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the Fund will depend primarily upon the creditworthiness of the borrower for payment of principal and interest which will expose the Fund to the credit risk of both the financial institution and the underlying borrower. The market for bank loans may not be highly liquid and the Fund may have difficulty selling them. The Fund may also experience settlement delays with respect to bank loan trades. Participations by the Fund in a lender’s portion of a bank loan typically will result in the Fund having a contractual relationship only with such lender, not with the borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling a loan participation and only upon receipt by such lender of such payments from the borrower. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other lenders through set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund may assume the credit risk of both the borrower and the lender selling the participation. Further, loans held by the Fund may not be considered securities and, therefore, purchasers, such as the Fund, may not be entitled to rely on the strong anti-fraud protections of the federal securities laws.

14.	Comment: Please clarify why the discussion of “Affiliated ETP and Affiliated Fund Risk” is included under “Principal Risks of Investing in the Fund,” as such investments are not discussed as part of the Fund’s principal strategies.

Response: The discussion of “Affiliated ETP and Affiliated Fund Risk” has been removed from the “Principal Risks of Investing in the Fund” section.

15.	Comment: Please expand the discussion of “Liquidity Risk” in the “Principal Risks of Investing in the Fund” section in order to address the types of securities in which the Fund will principally invest that will present liquidity risks. In addition, consider whether adding a discussion of settlement risk is appropriate.

Response: The Registrant has revised its discussions of “Asset-Backed and Mortgage-Backed Securities Risk” and “Collateralized Debt Obligations Risk” in the “Principal Risks of Investing in the Fund” section to include references to liquidity with respect to these instruments. In addition, the Registrant has also added a discussion of “Settlement Risk” under the “Additional Risk Information—Principal Risks” section of the Prospectus.

16.	Comment: Please note our suggestion to provide shareholders with 60 days’ notice in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

17.	Comment: Please consider including a discussion of the risks associated with authorized participant concentration.

Response: The following discussion has been added under “Additional Risk Information—Non-Principal Risks”:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

18.	Comment: We note inclusion of the below statement under “Additional Purchase and Sale Information” in the description of the intra-day “indicative optimized portfolio value” (“IOPV”) relating to the Fund. Please provide additional disclosure about how the IOPV is calculated, such as what the calculation distinctly includes. In particular, we note the IOPV price is based on quotes and closing prices from local markets, but may not reflect events that occur subsequent to the local market’s close and should not be viewed as a real time update of the Fund’s NAV. If the IOPV represents stale values or contains some other element that makes it a poor indicator of the current value of the Fund’s shares, consider including corresponding risk disclosure.

The Exchange will disseminate, every fifteen seconds during the regular trading day, an indicative optimized portfolio value (“IOPV”) relating to the Fund. The IOPV calculations are estimates of the value of the Fund’s net asset value per Fund Share using market data converted into U.S. dollars at the current currency rates. The IOPV price is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per Fund Share, which is calculated only once a day. Neither the Fund nor the Adviser or any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.

Response: The Registrant believes the current disclosure includes the requested information and, therefore, no additional disclosure has been included.

19.	Comment: We note inclusion of the below sentence in the “Additional Tax Information” section. If the Fund redeems creation units in cash, please discuss in an appropriate location that paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities could require the Fund to dispose of or sell portfolio investments to obtain the cash needed to distribute redemption proceeds at an inopportune time, and that this may cause the Fund to recognize certain costs that it might not have incurred had it made redemptions in-kind. Although the Fund may charge an authorized participant a variable transaction fee to cover such fees, these costs may result in wider bid/ask spreads and ultimately impact the market price of the Fund’s shares.

If the Fund redeems Creation Units in cash, it may recognize more capital gains than it will if it redeems Creation Units in-kind.

Response: The sentence above has been revised as follows:

If the Fund redeems Creation Units in cash, it may bear additional costs and recognize more capital gains than it would ~~will~~ if it redeems Creation Units in-kind.

SAI Comments

20.	Comment: We note inclusion of the following discussion under “Bank Loans.” Please supplementally explain what these emerging theories of lender liability are and under what circumstances lenders are liable. In addition, please explain how the Fund monitors for this risk while ensuring that the Fund meets its obligations.

Investments in bank loans through a direct assignment of the financial institution’s interest with respect to the bank loan may involve additional risks. For example, if a secured bank loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as a co-lender.

Response: The last sentence of the paragraph above has been replaced with the following:

When the Fund is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender.

Lender liability may arise from a breach of a common law (or judicially created) obligation or a violation, whether intentional or inadvertent, or a breach of a federal or state statutory obligation. Lender liability generally also may be found where a lender exercises excessive control over a borrower’s affairs, engages in inequitable or fraudulent conduct with respect to the borrower or other creditors of the borrower, or engages in conduct proscribed by applicable federal or state laws. In these circumstances, a lender could be held liable to the borrower or third parties for damages or penalties, may find its claims equitably subordinated to claims of others, or may have its claims avoided entirely. The Fund and its Sub-Adviser do not intend to engage in these types of activities.

21.	Comment: Please confirm that investments in derivatives are not a principal strategy of the Fund.

Response: The Registrant confirms that the Fund does not intend to use derivatives as a part of their principal investment strategies.

22.	Comment: With respect to the discussion under “Purchase and Redemption of Creation Units,” please confirm supplementally that the transaction fees charged to an authorized participant upon redemption of a creation unit will never, in the aggregate, exceed 2% of the net asset value of the redeemed creation unit. If the cost could exceed 2%, particularly in times of market stress, please disclose who would bear the amount in excess of the 2% fee charged.

Response: The Registrant confirms the transaction fees charged to an authorized participant upon redemption of a creation unit will not exceed 2% of the net asset value of the redeemed creation unit.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

        W. John McGuire, Esq.